[QUEST LETTERHEAD]


August 11, 2006
                                                                      VIA EDGAR
Securities and Exchange Commission
Attn:  Ms. Donny Levy
Division of Corporation Finance
Washington, D.C.  20549

Re:  Registration Statement on Form S-3 (File No. 333-134216)
     --------------------------------------------------------

Dear Ms. Levy:

     Set forth below is Quest Resource Corporation's (the "Company") response to the comment letter of the Securities and Exchange Commission, dated August 9, 2006, with respect to the Company's Registration Statement on Form S-3 filed on May 17, 2006 referenced above (the "Registration Statement").

General
-------

Commission Comment:

1. We note that you have listed several subsidiaries as co-registrants, and that the subsidiaries may issue guarantees of the noncovertible debt securities issued by the parent. In addition, we have been informed by your counsel that not all of Quest's subsidiaries will guarantee the debt of Quest. Please provide us with your analysis of how you determined that financial statements for the co-registrants were not required to be provided in accordance with Rule 3-10 of Regulation S-X. If you are relying upon one of the exceptions to Rule 3-10, revise your financial statements to include the footnote disclosures as outlined in Rule 3-10.

Registrant Response:

     We are aware of Rule 3-10 of Regulation S-X. However, at this time there are no non-guarantor subsidiaries identified and thus, we do not know which subsidiaries' financial information would need to be included in a footnote to our financial statements. In the event we issue nonconvertible debt securities, we will disclose in the prospectus supplement for the transaction or in a Form 8-K (and in any future Exchange Act Reports filed by the Company while such debt remains outstanding) the additional financial information regarding the Company's subsidiaries required by Rule 3-10 of Regulation S-X.

     The Company hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated so that the same will become effective at 3:00 p.m. Eastern Standard Time on August 11, 2006 or as soon thereafter as is practicable. In connection with this request, the Company hereby acknowledges the following:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, you may contact me at (405) 488-1304.


                                    Sincerely,

                                    Quest Resource Corporation
                                    Quest Cherokee, LLC
                                    Quest Energy Service, Inc.
                                    Ponderosa Gas Pipeline Company, Inc.
                                    Quest Oil & Gas Corporation
                                    STP Cherokee, Inc.
                                    Producers Service, Incorporated
                                    J-W Gas Gathering, L.L.C.

                                    /s/ David Grose

                                    David Grose
                                    Chief Financial Officer


                                    Bluestem Pipeline, LLC
                                      By:  Quest Cherokee, LLC, its Sole Member

                                    /s/ David Grose

                                    David Grose
                                    Chief Financial Officer




                                    Quest Cherokee Oilfield Service, LLC
                                      By:  Quest Cherokee, LLC, its Sole Member

                                    /s/ David Grose

                                    David Grose
                                    Chief Financial Officer